FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of May, 2005

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  X       Form 40-F
                                   -----              -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                              Yes            No   X
                                  -----         -----

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC


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This Form 6-K consists of:

         The announcement on the first meeting of the Fifth Session of the Board of Directors of Huaneng Power International, Inc.(the "Registrant"), made by the Registrant in English on May 12, 2005.



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                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                          By  /s/ Huang Long
                              --------------




                          Name:    Huang Long

                          Title:   Company Secretary



Date:     May 12, 2005

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                               [GRAPHIC OMITTED]

   (a Sino-foreign joint stock limited company incorporated in the People's
                              Republic of China)
                               (Stock Code: 902)

                       OVERSEAS REGULATORY ANNOUNCEMENT
                             RESOLUTIONS PASSED AT
                    THE FIRST MEETING OF THE FIFTH SESSION
                           OF THE BOARD OF DIRECTORS

This announcement is made by Huaneng Power International, Inc. (the "Company") pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 11th May 2005, the board of directors (the "Board") of the Company convened the first meeting of the Fifth Session of the Board at the Company's head office at 2C, Fuxingmennan Street, Xicheng District, Beijing. 15 Directors were eligible to attend the meeting. The attendants of the meeting included 15 Directors (either in person or by proxy), the Supervisors, the Secretary of the Board and other senior management of the Company. The convening of this meeting has complied with the Company Law of the People's Republic of China and the articles of association of the Company. Mr Li Xiaopeng presided over the meeting. The following resolutions were considered and unanimously approved at the meeting:-

1. That the proposal regarding the election of the Chairman and Vice-chairman of the Fifth Session of the Board was approved as follows:-

      Mr Li Xiaopeng was elected as the Chairman of the Fifth Session of the Board;

      Mr Huang Yongda and Mr Wang Xiaosong were elected as the Vice-chairmen of the Fifth Session of the Board.

2. That the proposal regarding the election of the chairmen and members of the Strategy Committee, the Audit Committee, the Nomination Committee, and the Remuneration and Appraisal Committee was approved as follows:-

      Strategy Committee:

      Chairman:         Mr Li Xiaopeng

      Members: Mr Huang Yongda, Mr Wang Xiaosong, Mr Na Xizhi, Mr Huang Long, Mr Wu Dawei and Mr Wu Yusheng

      Audit Committee:

      Chairman:         Mr Xia Donglin

      Members:          Mr Qian Zhongwei, Mr Liu Jipeng, Mr Wu Yusheng and
                        Mr Yu Ning

      Nomination Committee:

      Chairman:         Mr Qian Zhongwei

      Members: Mr Huang Long, Mr Shan Qunying, Mr Yang Shengming, Mr Xia Donglin, Mr Liu Jipeng and Mr Yu Ning


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      Remuneration and Appraisal Committee:

      Chairman:         Mr Liu Jipeng

      Members:          Mr Na Xizhi, Mr Xu Zujian, Mr Liu Shuyuan,
                        Mr Qian Zhongwei, Mr Xia Donglin and Mr Wu Yusheng

                                                         By Order of the Board
                                                              Li Xiaopeng
                                                                Chairman

As at the date of this announcement, the directors of the Company are:


Li Xiaopeng                                Qian Zhongwei
(Executive director)                       (Independent non-executive director)
Huang Yongda                               Xia Donglin
(Executive director)                       (Independent non-executive director)
Wang Xiaosong                              Liu Jipeng
(Non-executive director)                   (Independent non-executive director)
Na Xizhi                                   Wu Yusheng
(Non-executive director)                   (Independent non-executive director)
Huang Long                                 Yu Ning
(Executive director)                       (Independent non-executive director)
Wu Dawei
(Non-executive director)
Shan Qunying
(Non-executive director)
Yang Shengming
(Non-executive director)
Xu Zujian
(Non-executive director)
Liu Shuyuan
(Non-executive director)


Beijing, the PRC
12th May 2005